Mail Stop 3561

December 12, 2006

Richard L. Chang
Chairman
Shine Media Acquisition Corp.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

          Re: Shine Media Acquisition Corp.
              Registration Statement on Form S-1
              Amendment No. 7 filed on November 28, 2006
              File No. 333-127093

Dear Mr. Chang:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposed Business, page 39

Sources of Target Businesses, page 48

1.   Please discuss whether the company, or any of its officers, directors and shareholders, has had any discussions with affiliates of the officers, directors or

shareholders of the company, regarding a possible business combination between the company and an entity in the PRC. If so, please discuss the nature of these discussions, including any possible targets and/or understandings between the company, or its officers, directors and shareholders, and the affiliates of the officers, directors and shareholders of the company regarding a possible business combination with the company and a business in the PRC.

2.   Clarify whether you have formally or informally informed any entity that you are in registration with the understanding that they may commence searching for targets prior to the effectiveness of the registration statement. Clarify your policy regarding any opportunities that third parties may be aware of prior to the completion of the IPO. We may have further comment.

3.   Please discuss whether the company could enter into a business combination with a target business that an officer or director of the company was aware of from his or her search of target businesses in connection with such officer or directors' affiliation with another blank check company.

Management, page 59

  4.   Please include Mr. Propper's affiliation with NetSol Technologies, Inc., HLS Systems International Ltd., and Gramercy Group LLC, if appropriate.

Financial Statements

5.   Please note the updating requirements of Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
Fax (212) 407-4990